S O U T H W E S T E R N

R E S O U R C E S C O R P.

PO Box 10102

Suite 1650

701 West Geor gia Street

Vancouver, BC

Canada V7Y 1C6

Telephone 604 669 2525 Fax 604 688 5175 www.swgold.com info@swgold.com SWG – TSX

SOUTHWESTERN RESOURCES CORP.

THIRD QUARTER REPORT

for the nine months ended September 30, 2005

SOUTHWESTERN 05

MANAGEMENT'S DISCUSSION AND ANALYSIS

SEPTEMBER 30, 2005 AND 2004

GENERAL

The following Management's Discussion and Analysis of Southwestern Resources Corp. (the "Company" or "Southwestern"), dated as at November 8, 2005, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2004.

Southwestern is a development stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario, and trades on the Toronto Stock Exchange under the symbol SWG.

The Company conducts its exploration independently as well as through joint venture agreements with third parties whereby a third party earns an interest in the Company's property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

OVERALL PERFORMANCE

As at September 30, 2005, Southwestern had a solid balance sheet with working capital of $32.8 million and no borrowings.

In October 2005, the Company received aggregate net proceeds of $30,267,000 pursuant to two separate private placements:

(i) A bought deal financing arrangement with a syndicate of underwriters of 2,450,000 common shares at $10.80 per share, and

(ii) A non-brokered private placement by Newmont Mining Corporation of Canada Limited for 400,000 common shares at $13.00 per share. (See "Subsequent Events.")

Approximately $12.6 million has been spent on exploration during the nine months ended September 30, 2005 of which $4.2 million was spent in the third quarter. The majority of year-to-date exploration expenditures pertain to drilling and related costs at Boka.

Highlights

Boka Gold Project, China

- Six diamond drill rigs operating at Boka 1.
- Wide zones of gold mineralization continue to be delineated.
- Pre-feasibility initiated with environmental baseline study.
- Drilling highlights include:
  - 20.85 metres of 3.20 grams per tonne gold in hole B05-97
  - 18.20 metres of 4.10 grams per tonne gold in hole B05-98
  - 26.10 metres of 1.90 grams per tonne gold in hole B05-99
  - 54.55 metres of 3.60 grams per tonne gold in hole B05-105

Liam Gold-Silver Project, Peru

- Continued expansion of the Astana-Farallon gold-silver zone.
- Further sampling at Careli expands known gold zone.
- Breccia and vein zones with high grade gold discovered at Huacallo.

Accha-Yanque Zinc Project, Peru

- Pre-feasibility initiated at Accha.
- Drilling permits issued for Azulcancha and Capayocc.

Boka Gold Project, China

The Company's principal property is the Boka Gold Project in Yunnan Province, China which Southwestern acquired in late 2002 and where an extensive drilling program is presently under way. The Boka Gold Project covers an area of 153 square kilometres of exploration concessions and mining leases, located about 265 kilometres, by road, north of the capital city of Kunming in northern Yunnan Province.

The Company has earned a 90% interest in the joint venture company, Yunnan Gold Mountain Mining Co. Ltd., which holds the Boka concessions. Team 209 of the Nuclear Industry of Yunnan Province, the joint venture partner, retains a 10% carried interest in the joint venture company.

To date, 139 drill holes have been completed at Boka totalling approximately 55,000 metres. The bulk of the drilling is being carried out at Boka 1 with step-out drilling to commence in the fourth quarter at Boka 7 and initial testing of the Boka 7 lower zone. Drill spacing at Boka 1 is on 100 metre by 50 metre centres. Mineralization intersected in drill holes has shown good lateral continuity along a 1,200 metre strike length and has been drilled downdip about 350 metres.

The Company has commenced a pre-feasibility study on the Boka Project which will include infill drilling at Boka 1 and Boka 7, infrastructure studies, environmental baseline studies, geological modelling, mine planning and processing. It is anticipated that this study will take 18 months to complete.

Also during the quarter, a ground induced polarization survey was completed and the data is being interpreted. The purpose of this survey is to define deeper drill targets. Several new areas of gold and gold-copper mineralization were discovered in the southern portion of the Project area. These zones have been trenched and sampled intensively with assay results pending.

Liam Gold-Silver Project, Peru

Liam is one of the Company's main projects in Peru and is located in the Southern Tertiary Volcanic Belt, approximately 190 kilometres northwest of the city of Arequipa. On October 19, 2005, the Company announced that the option agreement covering the Liam Core Area will be terminated and the 3,500 hectare area covered by that agreement will be included in the Liam Regional Venture Agreement. The amended Liam Regional Venture Agreement comprising the entire 196,000 hectares is a 50/50 joint venture with Newmont Peru Limited.

During the quarter, a second phase of drilling was completed at Cerro Queshca where higher grade gold mineralization appears to be controlled by steep structures. A third phase program is planned to define the limits of the Queshca Zone.

Extensive rock chip and soil sampling programs were conducted in the Astana-Farallon, Ibel and Careli zones. Results of this sampling program have expanded the Astana-Farallon and Careli prospects considerably. The Farallon Zone has now been shown to extend over an area of 1,200 metres by 800 metres. Mineralization is hosted within fractured and brecciated rhyodacite. The zone is covered to the north and east by young post-mineralization volcanics and appears to extend under these younger rocks. The Careli Zone is associated with a distinct resistivity high and extends for 900 metres by 500 metres. Gold mineralization is associated with typical high sulphidation type alteration. A new zone about two kilometres northeast of Careli was identified in the latest sampling program adding further potential to this region. Drilling permit applications have been submitted and drilling is anticipated to start in the fourth quarter with drilling at Careli planned for the first quarter of 2006.

Accha-Yanque Zinc Project, Peru

A pre-feasibility study has been initiated on the Accha deposit with first work being an independent review of previously completed metallurgical test work. Initial reviews suggest that the Accha oxide zinc mineralization is amenable to an SX-EW treatment process which has been tested successfully on a commercial scale at the Skorpion deposit in Namibia, owned by Anglo-American. Infrastructure studies have also commenced.

Drilling permits have been issued for the Azulcancha and Capayocc zinc oxide prospects. These two areas contain high grade oxide zinc delineated in trenches. Both areas are located close to Accha. Drilling is anticipated to commence in the fourth quarter.

Other Projects

The Company also has a number of other key projects in Peru including Antay and Poracota, and

holds equity interests in a number of junior mining companies involved in gold, base metals and diamond exploration in Canada and China. The aggregate market value of these investments at September 30, 2005 was $15.8 million (see note 4, "Investments" in the notes to consolidated financial statements).

RESULTS OF OPERATIONS

The consolidated loss for the three and nine months ended September 30, 2005 was $2.1 million (2004 – $1.4 million) or $0.05 (2004 – $0.03) per share and $8.8 million (2004 – $17.3 million) or $0.20 (2004 – $0.42) per share, respectively.

A key component of the loss in both years was stock-based compensation expense amounting to $5.1 million for the nine months ended September 30, 2005 and $12 million for the same period in 2004. A total of 1,250,000 stock options were granted of which 1,025,500 have vested in the current period (September 30, 2004 – 1,729,000).

General and administrative expenses remained significantly unchanged on a year-to-date basis from the previous year and are comprised of salaries and consulting fees, shareholder information expense, legal and accounting fees, as well as office and travel expenses.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars. The higher foreign exchange losses recorded during the three months ended September 30, 2005 resulted from the strengthening of the Canadian dollar during the quarter.

General exploration expense relates to expenditures of a generative nature along with some of the costs of maintaining the Company's foreign exploration offices. General exploration expense is higher in 2005 due to increased general reconnaissance work being conducted in China and Peru.

The Company wrote off $589,000 in resource property costs of which $450,000 pertained to the Sichuan Project in China. The Sichuan Project was generated in early 2003 based on a letter agreement between the Company and Chengdu Institute of Environmental Geology and Mineral Resources Development. However, to date the Company has been unsuccessful in obtaining exploration licenses but will continue to monitor the granting of exploration licenses in Sichuan Province.

Interest and other income is comprised of interest revenue and management fees charged to affiliated companies.

During the nine months ended September 30, 2005, the Company recorded a loss of $119,000 as its equity in the operations of affiliated companies compared with $37,000 during the same period in 2004. The current period loss relates to the Company's share of losses recorded by Superior Diamonds Inc. ("Superior") ($92,000) and Aurora Platinum Corp. ("Aurora") ($27,000).

In June 2005, all of the issued and outstanding shares of Aurora were acquired by FNX Mining Company Inc. ("FNX"). In September 2005, Southwestern sold 124,626 FNX shares and realized a gain of $578,000. As at September 30, 2005, Southwestern held 519,507 shares of FNX and accounted for its investment using the cost basis.

Dilution gains of $382,000 (September 30, 2004 – $537,000) were recorded as a result of equity financings completed by Superior during the second quarter of 2005.

Gains or losses on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is it required to make any payments) from such transactions.

Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

SUMMARY OF QUARTERLY FINANCIAL INFORMATION

(All numbers are in thousands except per share amounts)

FISCAL QUARTER ENDED	3rd Quarter September 30, 2005	2nd Quarter June 30, 2005	1st Quarter March 31, 2005	4th Quarter December 31, 2004
INTEREST AND OTHER INCOME	**289**	292	305	342
NET LOSS	**(2,081)**	(4,348)	(2,332)	(1,238)
LOSS PER SHARE*	**(0.05)**	(0.10)	(0.05)	(0.02)

FISCAL QUARTER ENDED	3rd Quarter September 30, 2004	2nd Quarter June 30, 2004	1st Quarter March 31, 2004	4th Quarter December 31, 2003
INTEREST AND OTHER INCOME	311	280	194	169
NET LOSS	(1,375)	(4,085)	(11,827)	(996)
LOSS PER SHARE*	(0.02)	(0.10)	(0.30)	(0.02)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the first quarter of 2005 and 2004. This was due to a reduced amount of stock-based compensation expense recorded in March 2005. The variation in the quarters ended September 30 is comprised of higher G&A and foreign exchange losses.

As at September 30, 2005, there were 3,646,000 stock options outstanding of which 3,421,000 are exercisable. There are no warrants outstanding.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company is in excellent financial condition with no long-term debt and working capital as at September 30, 2005 of $32.8 million. The working capital position was $48.3 million at December 31, 2004.

The decrease in working capital of $15.5 million is attributed to resource property expenditures of $12.6 million ($12.2 million on a cash basis), operating expenditures of $3.9 million, acquisition of shares of Lake Shore Gold Corp. ("Lake Shore") amounting to $1.5 million and a further investment in Superior of $400,000. This was partially offset by proceeds of $2.9 million from the exercise of stock options ($603,000), a private placement ($608,000) and the sale of shares of FNX ($1,718,000).

In September 2005, the Company purchased 2 million common shares of Lake Shore at a net cost of $1,515,000. In April 2005, the Company also purchased an additional 888,889 common shares of Superior at a cost of $400,000.

The carrying value of resource properties increased by $12 million as a result of exploration expenditures of $13 million which were offset by $589,000 in resource property write offs and US$300,000 received from Buenaventura pursuant to the Poracota option agreement. A total of $11.8 million was spent in China of which $10.7 million relates to the Boka Gold Project, and another $1.2 million on projects in Peru.

The Company has commitments totalling $1,816,755 over five years (2005 – $90,838; 2006 to 2009 – $363,351 per year; 2010 – $272,513) pertaining to its leasehold obligations. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company's business.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Acquisition costs of mineral properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

The Company's financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, note receivable, investments and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Discrepancies in these input assumptions can significantly affect the fair value estimate.

For the period ended September 30, 2005, total stock-based compensation expense of $5,100,298 (September 30, 2004 – $12,030,000) was calculated using the following assumptions: no dividends are to be paid; expected volatility of 58% (September 30, 2004 – 47%); risk free interest rate of 3.5% (September 30, 2004 – 5%) and expected life of 3.5 years (September 30, 2004 – 3.5 years). An equivalent amount is included in contributed surplus.

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2005, the Company paid remuneration to directors and to companies controlled by officers who are also directors in the amount of $335,500 (September 30, 2004 – $631,008). The Company received management fees totalling $99,000 (September 30, 2004 – $144,000) from Aurora ($6,000 per month), Superior ($3,000 per month) and Lake Shore ($3,000 per month). These are companies related by way of common directors. Aurora ceased to be a related party effective July 1, 2005 as a result of the acquisition by FNX.

There was also an amount of $8,755 due to Southwestern from the aforementioned companies at September 30, 2005.

CORPORATE GOVERNANCE

The Company's Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The current Board of Directors is comprised of five individuals, three of whom are neither officers or employees of the Company and are unrelated in that they are independent of management. The Audit Committee is comprised of three directors who are independent of management. Two of the three Audit Committee members are professional accountants.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has also undertaken the task of evaluating the internal controls and disclosure controls in order to comply with certification requirements of Sections 404 and 302 of the Sarbanes-Oxley Act.

RISKS AND UNCERTAINTIES

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include share price volatility, uncertainty of additional financing, competition, title risks, political, environmental and insurance risks, fluctuations in mineral prices and foreign currencies, risks relating to statutory and regulatory compliance as well as political and economic uncertainty in developing countries. The specifics of the Company's "risks" are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators.

SUBSEQUENT EVENTS

On October 11, 2005, the Company received gross proceeds of $26,460,000 pursuant to the issuance of 2,450,000 common shares to a syndicate of underwriters at a price of $10.80 per share. The underwriters received a cash commission equalling 5% of gross proceeds.

On October 19, 2005, the Company announced that the Option Agreement covering the Liam Core Area will be terminated and the 3,500 hectare area covered by that agreement will be included in the Liam Regional Venture Agreement. The amended Liam Regional Venture Agreement comprised of the entire 196,000 hectares is a 50/50 joint venture with Newmont Peru Limited.

On October 25, 2005, the Company announced that Newmont Mining Corporation of Canada Limited purchased 400,000 common shares of Southwestern at $13 per share, pursuant to a non-brokered private placement, for gross proceeds of $5.2 million.

OUTLOOK

The Company's business philosophy has been to focus exploration efforts on areas with world class potential, and to leverage management's knowledge and technical expertise through joint venture agreements with major mining companies. Southwestern has been able to lead the way in developing highly prospective exploration projects in emerging countries. The Company will continue to focus the majority of its exploration activities in China and Peru and to seek opportunities to form additional joint ventures in order to reduce shareholder risk. With its current treasury ($62 million), the Company is also in an advantageous position to seek new opportunities.

Over the course of the past twelve years as a publicly listed company, Southwestern has been very successful in its ability to raise equity capital. However, as a mineral exploration company, the future liquidity of Southwestern will be affected by its ability to raise capital as required. In management's view, the Company's cash position is more than sufficient to complete the two pre-feasibility studies initiated in China (Boka) and Peru (Accha), to fund planned exploration programs and for project generation.

ADDITIONAL INFORMATION

Additional information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2004 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

CONSOLIDATED BALANCE SHEETS

UNAUDITED *($ in thousands)*

AS AT	September 30, 2005	December 31, 2004
Assets		
CURRENT		
CASH AND CASH EQUIVALENTS	$ 33,846	$ 49,119
EXPLORATION ADVANCES AND OTHER RECEIVABLES	754	764
	34,600	49,883
PROPERTY, PLANT AND EQUIPMENT *(note 2)*	602	682
RESOURCE PROPERTIES *(note 3)*	35,620	23,587
INVESTMENTS *(note 4)*	9,066	8,027
	$ 79,888	$ 82,179
Liabilities		
CURRENT		
ACCOUNTS PAYABLE AND ACCRUED CHARGES	$ 1,782	$ 1,623
Shareholders' Equity		
SHARE CAPITAL *(note 3)*	150,687	149,476
CONTRIBUTED SURPLUS	19,980	14,880
DEFICIT	(92,561)	(83,800)
	78,106	80,556
	$ 79,888	$ 82,179

See accompanying notes to consolidated financial statements

APPROVED BY THE BOARD

JAMES B HUME

JOHN G PATERSON

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

UNAUDITED *($ in thousands)*

	Three months ended September 30 2005	Three months ended September 30 2004	Nine months ended September 30 2005	Nine months ended September 30 2004
Expenses				
GENERAL AND ADMINISTRATIVE *(note 8)*	$ 781	$ 584	$ 2,375	$ 2,243
DEPRECIATION	9	9	26	27
FOREIGN EXCHANGE	744	268	632	100
GENERAL EXPLORATION	551	436	1,766	1,121
RESOURCE PROPERTY COSTS WRITTEN OFF *(note 3)*	–	–	589	3,159
LOSS BEFORE UNDERNOTED ITEMS	(2,085)	(1,297)	(5,388)	(6,650)
INTEREST AND OTHER INCOME	289	311	886	785
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES *(note 4)*	–	–	382	537
GAIN ON SALE OF INVESTMENT *(note 4)*	578	–	578	108
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES *(note 4)*	(20)	(91)	(119)	(37)
STOCK-BASED COMPENSATION *(note 5d)*	(843)	(298)	(5,100)	(12,030)
NET LOSS FOR THE PERIOD	(2,081)	(1,375)	(8,761)	(17,287)
DEFICIT AT BEGINNING OF PERIOD	(90,480)	(81,187)	(83,800)	(65,275)
DEFICIT AT END OF PERIOD	$ (92,561)	$ (82,562)	$ (92,561)	$ (82,562)
LOSS PER SHARE	$ (0.05)	$ (0.03)	$ (0.20)	$ (0.42)
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING	43,107,872	42,514,757	42,995,036	41,522,163

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED *($ in thousands)*

	Three months ended September 30 2005	2004	Nine months ended September 30 2005	2004
Operating Activities				
NET LOSS FOR THE PERIOD	$ (2,081)	$ (1,375)	$ (8,761)	$ (17,287)
ITEMS NOT INVOLVING CASH				
DEPRECIATION	9	9	26	27
RESOURCE PROPERTY COSTS WRITTEN OFF	-	-	589	3,159
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES	-	-	(382)	(537)
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	20	91	119	37
STOCK-BASED COMPENSATION	843	298	5,100	12,030
GAIN ON SALE OF INVESTMENT	(578)	-	(578)	(108)
	(1,787)	(977)	(3,887)	(2,679)
CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS:				
(INCREASE) DECREASE IN EXPLORATION ADVANCES AND OTHER RECEIVABLES	(15)	(56)	47	(47)
INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUED CHARGES	55	28	(106)	(38)
	(1,747)	(1,005)	(3,946)	(2,764)
Investing Activities				
RESOURCE PROPERTY EXPENDITURES	(4,884)	(1,772)	(12,232)	(8,770)
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(15)	(11)	(53)	(448)
SALE OF INVESTMENT	1,718	-	1,718	149
INCREASE IN INVESTMENTS	(1,515)	-	(1,915)	(903)
	(4,696)	(1,783)	(12,482)	(9,972)
Financing Activity				
SHARES ISSUED	749	1,433	1,155	41,776
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(5,694)	(1,355)	(15,273)	29,040
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	39,540	53,934	49,119	23,539
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 33,846	$ 52,579	$ 33,846	$ 52,579
CASH AND CASH EQUIVALENTS CONSIST OF:				
CASH	$ 29,959	$ 51,382	$ 29,959	$ 51,382
SHORT-TERM INVESTMENTS	3,887	1,197	3,887	1,197
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 33,846	$ 52,579	$ 33,846	$ 52,579

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

SEPTEMBER 30, 2005 AND 2004

(All tabular amounts are in thousands of dollars)

1. SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation have been included.

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2004 and should be read in conjunction with those annual consolidated financial statements and notes thereto.

2. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2005			December 31, 2004
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
OFFICE AND OTHER EQUIPMENT	$ 705	$ 566	$ 139	$ 150
COMPUTER EQUIPMENT	813	641	172	167
VEHICLES	892	601	291	365
	$ 2,410	$ 1,808	$ 602	$ 682

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $107,893 (September 30, 2004 – $113,162) during the period.

3. RESOURCE PROPERTIES

a)

	September 30, 2005	December 31, 2004
Peru		
PORACOTA	$ 3,899	$ 4,265
LIAM – CORE	2,508	2,459
LIAM – REGIONAL	1,655	1,042
BAMBAS WEST	713	690
ANTAY	746	660
OTHER	2,129	1,667
TOTAL PERU	$ 11,650	$ 10,783

	September 30, 2005	December 31, 2004
China		
BOKA	$ 22,882	$ 12,219
YUNNAN PROPHYRY	1,088	178
OTHER	-	407
TOTAL CHINA	$ 23,970	$ 12,804
TOTAL	$ 35,620	$ 23,587

b) For the period ended September 30, 2005, the significant expenditures were as follows:

	Boka	Liam Regional	Yunnan Porphyry	Other	Total
BALANCE, BEGINNING OF PERIOD	$ 12,219	$ 1,042	$ 178	$ 10,148	$ 23,587
PROPERTY ACQUISITION AND					
MAINTENANCE	63	240	-	-	303
ANALYTICAL	410	33	183	41	667
GEOLOGY	1,596	331	720	225	2,872
DRILLING	8,174	(8)	-	-	8,166
RESEARCH	28	16	-	77	121
PROJECT ADMINISTRATION	392	1	7	93	493
PROPERTY COSTS WRITTEN OFF	-	-	-	(589)	(589)
	$ 22,882	$ 1,655	$ 1,088	$ 9,995	$ 35,620

For the year ended December 31, 2004, the significant expenditures were as follows:

	Boka	Antay	Liam Regional	Other	Total
BALANCE, BEGINNING OF PERIOD	$ 3,760	$ –	$ 96	$ 11,670	$ 15,526
PROPERTY ACQUISITION AND					
MAINTENANCE	2,463	241	530	193	3,427
ANALYTICAL	320	35	29	19	403
GEOPHYSICS	17	48	–	30	95
GEOLOGY	1,183	242	320	563	2,308
DRILLING	4,192	–	–	52	4,244
RESEARCH	51	42	37	123	253
PROJECT ADMINISTRATION	233	52	30	209	524
PROPERTY COSTS WRITTEN OFF	–	–	–	(3,193)	(3,193)
	$ 12,219	$ 660	$ 1,042	$ 9,666	$ 23,587

During the nine month period ended September 30, 2005, expenditures totalling $589,000 were written off including $450,000 relating to the Sichuan Project in China. The remaining balance related to various non-core projects in Peru.

4. INVESTMENTS

a)

			September 30, 2005
	Ownership %	Carrying Value	Quoted Market Value
SIGNIFICANTLY INFLUENCED AFFILIATE			
SUPERIOR DIAMONDS INC.	19.2	$ 1,308	$ 2,817
NOTE RECEIVABLE		200	–
		$ 1,508	2,817
OTHER			
FNX MINING COMPANY INC.*	1.0	4,756	7,928
MAXY GOLD CORP.	10.2	970	1,891
JINSHAN GOLD MINES INC.	2.1	317	641
LAKE SHORE GOLD CORP.	2.5	1,515	2,580
		$ 9,066	$ 15,857

			December 31, 2004
	Ownership %	Carrying Value	Quoted Market Value
SIGNIFICANTLY INFLUENCED AFFILIATES			
AURORA PLATINUM CORP.	15.7	$ 5,922	$ 4,702
SUPERIOR DIAMONDS INC.	19.8	618	2,261
NOTE RECEIVABLE		200	–
		6,740	6,963
OTHER			
MAXY GOLD CORP.	11.3	970	1,455
JINSHAN GOLD MINES INC.	2.1	317	671
		$ 8,027	$ 9,089

*In June 2005, all of the issued and outstanding shares of Aurora Platinum Corp. ("Aurora") were acquired by FNX Mining Company Inc. ("FNX"). As a result, Southwestern received 644,133 shares of FNX and accounts for the investment using the cost basis.

In April 2005, the Company purchased 888,889 common shares of Superior Diamonds Inc. ("Superior") at a price of $0.45 per share totalling $400,000.

During the nine month period ended September 30, 2005, the Company sold 124,626 common shares of FNX which resulted in a gain of $577,686. As well, during the same period, the Company acquired 2 million common shares of Lake Shore Gold Corp. ("Lake Shore").

As at September 30, 2005, the Company had in place an unsecured promissory note receivable from Superior in the amount of $200,000 due January 15, 2007 and bearing interest at a rate of

6% per annum. Interest income of $9,000 (September 30, 2004 – $11,000) has been recorded during the period.

b)

	Three months ended September 30, 2005		Three months ended September 30, 2004		Nine months ended September 30, 2005		Nine months ended September 30, 2004	
	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)
AURORA PLATINUM CORP.	$ –	$ –	$ –	$ (68)	$ –	$ (27)	$ 385	$ 34
SUPERIOR DIAMONDS INC.	–	(20)	–	(23)	382	(92)	152	(71)
	$ –	$ (20)	$ –	$ (91)	$ 382	$ (119)	$ 537	$ (37)

(i) Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

(ii) Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

5. SHARE CAPITAL

a) Authorized unlimited common shares without par value.

b) Issued and outstanding during the period:

	For the nine months ended September 30, 2005		For the year ended December 31, 2004	
	Number of Shares Outstanding (000's)	Amount	Number of Shares Outstanding (000's)	Amount
BEGINNING OF PERIOD	42,786	$ 149,476	39,122	$ 107,635
PUBLIC OFFERING	–	–	2,300	38,523
OPTIONS EXERCISED	280	603	1,364	3,318
PRIVATE PLACEMENT	58	608	–	–
END OF PERIOD	43,124	$ 150,687	42,786	$ 149,476

In July 2005, the Company received net proceeds of $608,346 by issuing 57,848 common shares pursuant to the Antay Property agreement.

In March 2004, the Company received gross proceeds of $40,825,000 pursuant to the issuance of 2,300,000 common shares at a price of $17.75 per share to a syndicate of underwriters. Total share issue costs amounted to $2,322,712.

c) Stock Options

Under the Company's stock option plan there were 3,646,000 options outstanding at September 30, 2005 with a weighted-average price of $12.39. Of the options outstanding, 3,421,000 options were exercisable with a weighted-average price of $12.52.

FOR THE NINE MONTHS ENDED	September 30, 2005	
	Number of Shares (000's)	Weighted Average Exercise Price
OUTSTANDING AT BEGINNING OF PERIOD	2,702	$ 12.08
GRANTED	1,251	$ 10.81
EXERCISED/CANCELLED	(307)	$ 3.20
OUTSTANDING AT END OF PERIOD	3,646	$ 12.39
EXERCISABLE AT END OF PERIOD	3,421	$ 12.52

d) Stock-Based Compensation

As a result of 1,250,500 stock options granted, of which 1,025,500 vested, during the nine month period ended September 30, 2005, the Company recorded $5,100,298 (September 30, 2004 – $12,030,000) as stock-based compensation expense and included an equivalent amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $4.88 (September 30, 2004 – $6.96) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 58% (September 30, 2004 – 47%); risk free interest rate of 3.5% (September 30, 2004 – 5%); and expected life of 3.5 years (September 30, 2004 – 3.5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

6. RELATED PARTY TRANSACTIONS

During the nine month period ended September 30, 2005, the Company paid remuneration to directors and to companies controlled by officers who are also directors in the amount of $335,500 (September 30, 2004 – $631,008). The Company received management fees, which are recorded as other income, totalling $99,000 (September 30, 2004 – $144,000) from Aurora, Superior and Lake Shore. These are companies which are related by way of common directors. Due to the transaction between Aurora and FNX described in note 4, Aurora ceased to be a related party during the period. There was also an amount of $8,755 due to Southwestern from the above mentioned companies at September 30, 2005.

7. SEGMENTED INFORMATION

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

Geographic Information

The Company's only sources of revenue for the nine month period ended September 30, 2005 arose from interest earned on corporate cash reserves and from a note issued to Superior, and management fees. The Company has non-current assets in the following geographic locations:

	September, 2005	December 31, 2004
CHINA	$ 24,181	$ 13,043
PERU	11,910	11,099
CANADA	9,197	8,154
	$ 45,288	$ 32,296

8. GENERAL AND ADMINISTRATIVE

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
CONSULTING	$ 205	$ 152	$ 569	$ 641
SHAREHOLDER INFORMATION	69	30	327	315
OFFICE	135	152	474	490
LEGAL AND ACCOUNTING	106	54	197	181
TRAVEL	37	26	150	135
SALARIES AND BENEFITS	229	170	658	481
TOTAL	$ 781	$ 584	$ 2,375	$ 2,243

9. SUBSEQUENT EVENTS

On October 11, 2005, the Company received gross proceeds of $26,460,000 by issuing 2,450,000 common shares to a syndicate of underwriters at a price of $10.80 per share.

On October 25, 2005, the Company announced that Newmont Mining Corporation of Canada Limited purchased 400,000 common shares of Southwestern at a price of $13.00 per share for proceeds of $5.2 million.

In a separate transaction with Newmont Peru Limited ("Newmont"), the option agreement covering the Liam Core Area will be terminated and the area covered by that agreement will be amalgamated into an amended Liam Regional Venture Agreement. Under the terms of the Liam Regional Venture Agreement, Newmont and Southwestern each have a 50% working interest and will each contribute 50% of the exploration funding. Newmont can earn a 70% interest in those portions of the joint venture that it advances to a bankable feasibility study by funding 100% of the costs to put a deposit into commercial production.